UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Alfacell Corporation
                                (Name of Issuer)

                            Common Stock and Options
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                              Stanislaw M. Mikulski
                            c/o Alfacell Corporation
                              225 Belleville Avenue
                              Bloomfield, NJ 01003
                                  (973)748-8082
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015404106                 13D                        Page 2 of 6 pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stanislaw M. Mikulski

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS


       SC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [X]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            772,659 (includes 411,409 shares subject to options
  BENEFICIALLY         which are currently exercisable or which will become
    OWNED BY           exercisable within 60 days of February 20, 1998)
      EACH        --------------------------------------------------------------
   REPORTING      8    SHARED VOTING POWER
     PERSON            -0-
      WITH        --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       772,659 (includes 411,409 shares subject to options
                       which are currently exercisable or which will become
                       exercisable within 60 days of February 20, 1998)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       772,659 (includes 411,409 shares subject to options which are currently exercisable or which will become exercisable within 60 days of February 20, 1998)

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.39%

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  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 pages


Item 1. Security and Issuer


     The securities to which this amended Schedule 13D relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Alfacell Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 225 Belleville Avenue, Bloomfield, NJ 07003

Item 2. Identity and Background

     (a) - (c) The person (the "Reporting Person") filing this statement is Stanislaw M. Mikulski, Executive Vice President and Medical Director of the Issuer and a member of the Issuer's board of directors. The Reporting Person's mailing address is c/o Alfacell Corporation, 225 Belleville Avenue, Bloomfield, NJ 07003.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person entered a consent decree with the Securities and Exchange Commission ("SEC") on March 4, 1998 pursuant to which he was fined $20,000 for alleged violations of Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended. In connection with the settlement, the Reporting Person neither admitted nor denied the allegations of the SEC and agreed not to violate Sections 13 or 16(a) in the future.

     (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

SC

Item 4. Purpose of the Transaction

The Common Stock and options (the Options") to purchase Common Stock were acquired by the Reporting Person pursuant to employee benefit arrangements with the Issuer.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 772,659 shares of Common Stock, consisting of 361,250 shares of Common Stock currently issued and 411,409 shares underlying Options held by the Reporting Person. Such shares constitute 4.39% of the Common Stock outstanding assuming all of the Options are exercised.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.

     (c) None.

                                                               Page 4 of 6 pages


     (d) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Options and Common Stock.

     (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable


Item 7. Material to be Filed as Exhibits

Not Applicable

                                                               Page 6 of 6 pages



Signature


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

                                   June 11, 1998



                                   By: /s/ Stanislaw M. Mikulski
                                       --------------------------------------
                                       Stanislaw Mikulski